Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.                                      Name and Address of Company:

ARC Energy Trust (“ARC” or the “Trust”)

and ARC Resources Ltd. (“ARC Resources”)

1200, 308 — 4th Avenue SW

Calgary, AB  T2P 0H7

2.                                      Date of Material Change:

June 9, 2010

3.                                      News Release:

A joint news release disclosing the details summarized in this material change report was issued by ARC and Storm Exploration Inc. (“Storm”) on June 9, 2010 and disseminated through the facilities of a recognized news service.

4.                                      Summary of Material Change:

ARC (AET.UN-TSX) and Storm (SEO-TSX) announced that they have entered into an arrangement agreement (the “Arrangement Agreement”), a copy of which has been filed on the SEDAR website (www.sedar.com), providing for the acquisition by ARC of all of the outstanding common voting shares and common non-voting shares of Storm and the creation of a new junior exploration and production company (“ExploreCo”) to be completed through a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act.  Each Storm shareholder will receive, at their election, either: (a) 0.5700 of an ARC trust unit, or (b) subject to adjustment, 0.2021 of an exchangeable share of ARC Resources Ltd. for each Storm share held.  Pursuant to the Arrangement, Storm shareholders will also receive for each Storm share held 0.3333 common shares of ExploreCo and 0.133333 ExploreCo share purchase warrants (each whole warrant will entitle the holder to acquire, during the 15 days following the closing of the Arrangement, one ExploreCo common share at a price to be determined based on the net asset value of the Explore shares) as well as a cash payment of approximately $1.00 per share representing proceeds from the sale by Storm of its Surmont asset to a third party.  Pursuant to the Arrangement, ExploreCo will receive certain assets of Storm, including Storm’s undeveloped land position in the Horn River basin.  ExploreCo will be staffed with certain members of Storm’s management team. The transaction is valued at approximately $680 million (using ARC’s 30 day weighted average trading price of its trust units prior to the announcement of $20.75), including the assumption of approximately $90 million of total debt after receipt of proceeds from the exercise of Storm stock options and including transaction costs.  The Arrangement is expected to close in mid-August 2010.

5.                                      Full Description of Material Change

5.1                               Full Description of Material Change:

ARC and Storm announced that they have entered into the Arrangement Agreement, a copy of which has been filed on the SEDAR website (www.sedar.com), providing for the acquisition by ARC of all of the outstanding common voting shares and common non-voting shares of Storm and the creation of ExploreCo through the Arrangement under the Canada Business Corporations Act.  Each Storm shareholder will receive, at their election, either: (a) 0.5700 of an ARC trust unit, or (b) subject to adjustment, 0.2021 of an exchangeable share of ARC Resources Ltd. for each Storm share held.  Each exchangeable share will be exchangeable into an ARC trust unit at any time following completion of the Arrangement, at no additional consideration.  This exchange ratio will increase by the amount of monthly distributions made by ARC subsequent to that date.  Non-resident and tax exempt shareholders of Storm will only be eligible to receive trust units from ARC.  Pursuant to the Arrangement, Storm shareholders will also receive for each Storm share held 0.3333 common shares of ExploreCo and 0.133333 ExploreCo share purchase warrants (each whole warrant will entitle the holder to acquire, during the 15 days following the closing of the Arrangement, one ExploreCo common share at a price to be determined based on the net asset value of the

Explore shares) as well as a cash payment of approximately $1.00 per share representing proceeds from the sale by Storm of its Surmont asset to a third party.  Pursuant to the Arrangement, ExploreCo will receive certain assets of Storm, including Storm’s undeveloped land position in the Horn River basin.  ExploreCo will be staffed with certain members of Storm’s management team.  The transaction is valued at approximately $680 million (using ARC’s 30 day weighted average trading price of its trust units prior to the announcement of $20.75), including the assumption of approximately $90 million of total debt after receipt of proceeds from the exercise of Storm stock options and including transaction costs. The Arrangement is expected to close in mid-August 2010.

The following is a description of the principal properties, which will be indirectly acquired by ARC pursuant to the Arrangement (the “Acquisition Assets”).

The Acquisition Assets are located primarily in the Parkland area of northeast British Columbia and also include assets located in other areas of Alberta and British Columbia.  Reserves amounts are stated, as at September 1, 2010, based on April 1, 2010 forecast cost and price assumptions of GLJ Petroleum Consultants Ltd. (“GLJ”) as evaluated:  (i) by GLJ in a report dated June 14, 2010 in respect of the Acquisition Assets which are located in the Parkland area and which represent approximately 94% of the total proved plus probable reserves attributed to the Acquisition Assets; and (ii) internally by ARC Resources in respect of the Acquisition Assets which were not evaluated by GLJ and which represent approximately 6% of the total proved plus probable reserves attributed to the Acquisition Assets.  Certain used herein but not defined herein are defined in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Production from the Acquisition Assets for April 2010 was approximately 9,861 barrels of oil equivalent (“boe”) per day and was weighted approximately 84.2% to natural gas (49.8 million cubic feet per day) and approximately 15.8% to natural gas liquids (1,556 boe per day).  ARC Resources anticipates that it will operate nearly all of the production from the Acquisition Assets.

The Acquisition Assets include gross reserves as follows:

SUMMARY OF OIL AND GAS RESERVES

at September 1, 2010

FORECAST PRICES AND COSTS

	Natural Gas	Oil and Natural Gas Liquids	Total
Reserves Category	Gross (Bcf)	Gross(1) (Mbbl)	Gross (Mmboe)
PROVED
Developed Producing	59.3	2.1	12.0
Developed Non-Producing	4.3	0.2	0.9
Undeveloped	78.0	3.0	16.0
TOTAL PROVED	141.6	5.3	28.9

PROBABLE	69.5	2.7	14.3

TOTAL PROVED PLUS PROBABLE	211.1	8.0	43.2

Note:

(1)                                  Oil volumes are minor.

The Acquisition Assets include 26 gross (25 net) sections of developed land and 64 gross (47 net) sections of undeveloped land in the Parkland area that have rights in the Montney formation.

The Arrangement is not considered to be a significant acquisition for ARC for the purposes of Part 8 of National Instrument 51-102 Continuous Disclosure Obligations.

The primary asset to be transferred to ExploreCo is Storm’s undeveloped lands totaling approximately 117,200 net acres in the Horn River Basin, Cabin/Kotcho/Junior and Umbach areas in northeastern British

Columbia plus undeveloped land in the Red Earth area of Alberta. In addition, ExploreCo will retain Storm’s share ownership positions in Storm Gas Resources Corp., Bellamont Exploration Ltd., Bridge Energy Norge ASA and Storm Ventures International Inc. (to be renamed Chinook Energy Inc.).  ExploreCo will also receive, subject to adjustment, cash of $5 million under the Arrangement, will have no debt, and will be able to spend up to $6.5 million drilling and completing wells on the undeveloped lands prior to the closing of the Arrangement.

The completion of the Arrangement is subject to TSX, court and regulatory approvals, the approval of at least 66 2/3% of the votes cast by the Storm shareholders present, in person or by proxy, at a Storm shareholders’ meeting which will be called to vote on the Arrangement and other matters, no material adverse change having occurred in either of ARC or Storm and a number of other matters customary in transactions of this nature. On June 17, 2010, ARC waived its due diligence condition in respect of the processing and transportation capacity of Storm. It is expected that the Storm shareholders’ meeting will occur on or about August 16, 2010 and closing will occur on August 17, 2010. An information circular is expected to be mailed to shareholders of Storm in early July 2010.

Provided that closing occurs on or before August 17, 2010, Storm shareholders who elect to receive trust units and who continue to hold such trust units after closing will be entitled to receive the cash distribution payable by ARC on September 15, 2010 to its unitholders of record on August 31, 2010.

The Board of Directors of ARC and Storm have unanimously approved the execution of the Arrangement Agreement. Storm’s Board of Directors has determined that the proposed Arrangement is fair to Storm shareholders, is in the best interests of Storm shareholders and has unanimously recommended that Storm shareholders vote in favor of the Arrangement.  Directors, officers and senior management of Storm, who own approximately 24% of the outstanding Storm shares (approximately 26% of the outstanding Storm shares calculated on a fully diluted basis), have agreed to vote their Storm shares in favor of the proposed Arrangement.

Storm has agreed that it will not solicit or initiate any discussions concerning any other business combination. Storm has agreed to pay a non-completion fee of $21 million to ARC in certain circumstances. In addition, ARC has the right to match any competing proposal for Storm in the event such a proposal is made.

5.2                               Disclosure for Restructuring Transactions:

Not applicable.

6.                                      Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.                                      Omitted Information:

Not applicable.

8.                                      Executive Officer:

The name and business telephone number of the executive officer of ARC who is knowledgeable of the material change and this report is:

George Gervais, Vice President, Corporate Development

Telephone: (403) 503 8612

9.                                      Date of Report:

June 18, 2010

Advisory Regarding Forward-Looking Information and Statements

This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws.  The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information.  More particularly and without limitation, this material change report contains forward looking statements and information concerning volumes of oil and natural gas reserves, the timing of mailing of the information circular, the proposed timing of the meeting of Storm shareholders and the completion of the Arrangement.

The forward-looking statements and information in this material change report are based on certain key expectations and assumptions made by Storm and ARC, including expectations and assumptions concerning the market prices for oil and natural gas, capital expenditures, the continuation of the current tax and regulatory regime, foreign exchange rates and the receipt, in a timely manner, of regulatory, securityholder and third party approvals.  Although Storm and ARC believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Storm and ARC can give no assurance that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated due to a number of factors and risks.  These include, but are not limited to:  volatility in market prices for oil and natural gas; performance, integration and development of the Acquisition Assets; changes in foreign exchange rates; uncertainties relating to the weakened global economic situation and consequential restricted access to capital, increased borrowing costs and refinancing risk for existing debt; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves and resources; risks and uncertainties inherent in exploration and development activities; competition for, among other things, capital and skilled personnel; geological, technical, drilling and processing problems; changes in income tax laws or changes in tax or environmental laws and incentive programs or royalty regimes relating to the oil and gas industry and income trusts; and failure to obtain required regulatory, securityholder and other third party approvals.  There are risks also inherent in the nature of the proposed transaction, including failure to obtain the required securityholder, court, regulatory and other third party approvals (or to do so in a timely manner).  This material change report also contains forward-looking statements and information concerning the anticipated completion of the proposed transaction and the anticipated timing for completion of the transaction.  Storm and ARC have provided these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail Storm shareholder meeting materials; the timing of receipt of the necessary regulatory, court and other third party approvals; and the time necessary to satisfy the conditions to the closing of the transaction.  These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction.  Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this material change report concerning these times.

Statements relating to “reserves” or “resources” are deemed to be forward looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking statements and information contained in this material change report are made as of the date hereof and ARC and Storm undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 thousand cubic feet per barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.